GRANT THORNTON




Certified Public Accountants
Hong Kong Member Firm of
Grant Thornton International

Our Ref: AC/MC/102588-110

12 February 2001

Mr.  Eric Cheng
Chief Executive Officer
Opal Technologies, Inc.
Suite 2810 West Tower Shun Tak Centre
200 Connaught Road
Central
Hong Kong

Dear Mr.  Eric Cheng:

We make reference to the Form 8-K/A Amendment #3 filed by Opal Technologies, Inc. ("Opal" or "the Company") with the U.S. Securities and Exchange Commission ("SEC") on 12 February 2001.

In Item 4, Paragraph (a)(iv) of the aforementioned Form 8-K/A, Opal states that the Company and Grant Thornton disagreed on two matters on the balance sheet, specifically "construction in progress" and "investment in China Can". We agree with that statement.

The balance of the disclosure in Item 4, Paragraph (a)(iv) relates to events occurring "in the summer of 2000" and thereafter. Our audit opinion, dated April 28, 2000, was based upon procedures performed as of that date in accordance with generally accepted auditing standards of the United States of America, and we cannot make any comment on events that have occurred subsequent to the date of our opinion. As of the date of our opinion we believed and we continue to believe that the financial statements were reported in accordance with United States generally accepted accounting principles. We agree with the last statement of Item 4, Paragraph (a)(iv) that "no agreement was ever reached with Grant Thornton on these issues" to the extent that the statements refers to "construction in progress" and "investment in China Can".


Yours sincerely

/s/ Antonio Chan

Antonio Chan
Partner